U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 10-SB



                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                         Urban Media Development Corporation
                         -----------------------------------
                           (Name of Small Business Issuer)


                 Delaware                             05-0522702
            -------------------------        -------------------------
         (State or Other Jurisdiction of     I.R.S. Employer Incorporation
         Organization)                       or Identification Number



                           8914 Legacy Park Dr, Suite J,
                         Charlotte, North Carolina 28269
                        ----------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                    704-547-7090
                                 ------------------
                            (Issuer's Telephone Number)


                      Securities to be Registered Under Section 12(b)
                                   of the Act:   None


                     Securities to be Registered Under Section 12(g)
                                  of the Act: Common Stock,
                                   $.0001 Par Value
                                   (Title of Class)













                                         PART I


             ITEM 1.   DESCRIPTION OF BUSINESS..........................3

             ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
                       AND PLAN OF OPERATIONS...........................11

             ITEM 3.   DESCRIPTION OF PROPERTY..........................16

             ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                       OWNERS AND MANAGEMENT............................17

             ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                       CONTROL PERSONS..................................17

             ITEM 6.   EXECUTIVE COMPENSATION...........................18

             ITEM 7.   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS....19

             ITEM 8.   DESCRIPTION OF SECURITIES........................20


                                         PART II

             ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                       COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....21

             ITEM 2.   LEGAL PROCEEDINGS................................22

             ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....22

             ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..........22

             ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS........23


                                         PART F/S

             ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.................24-

                                         PART III

             ITEM 1.  INDEX TO EXHIBITS.................................35













PART I

ITEM 1.  BUSINESS.

Urban Media Development Corporation's purpose is to target the upscale African American and Urban communities both on and off-line and provide top-tier advertisers with access to this community. Urban Media Development Corporation (Urban) is targeting the top 34 African American populated cities and urban areas in the United States. The Company plans to develop eight distinctive Internet and brick and mortar businesses to promote, sell and distribute primarily financial related products and services from the Urban Media Network.

Urban Media Development Corporation (Urban) plans to take advantage of the changing demographics which reflect that:

-	African-Americans are experiencing faster population growth than the
	population as a whole.
-	African-Americans are experiencing higher income growth than the
	population as a whole.
-	There is significant growth in advertising targeting the
	African-American market.
-	We believe there is a growing influence of African-American culture on
	American society.

Urban believes that an un-full filled and growing need exist in the African American and Urban communities for financial related products and services ranging from mortgages, and consumer car insurance to a small business need to access capital. Urban intends to serve as an aggregator and consolidator in meeting this need.

Urban Media Development Corporation (Urban) for much of its existence has been in the developmental stage and has minimal operations. The company was formerly Monyemail.com and was incorporated in the state of Virginia on April 21, 2000. Other than issuing stock Monyemail.com was not operational. In July 2002, Monyemail.com amended it's articles of incorporation and through a merger, the company changed its state of domicile from Virginia to Delaware.

The Company does not currently engage in any business activities that provide it cash flow. However, in implementing its business plan, in July 2002, the company acquired Blackstocks.com. This web site has been in existence since 1998-1999 and provides information and education focusing on money management and wealth creation. It is targeted at the African American and Urban audience 24 to 56 years of age. Through this website, the Company anticipates that it will have its first stream of revenues in August 2002.


The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission.

We are a start-up company with a limited operating history. There is no assurance that we will be able to generate revenues or produce income, In light of the risks associated with Internet development and early stage brick and mortar establishments, we cannot assure you that we will be successful in addressing these risks. As an early stage start-up there are certain severe risks associated with such companies. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. Failure to address these risks could limit our ability to generate sales to meet our financial obligations. Additionally, no assurances can be given that the Company will be successful in carrying out its business plan.

The Company was inactive until entering the development stage in April 2000 and it;

-	has no operating history;
-	has earned no revenues;
-	has insufficient cash resources to satisfy its cash requirements
	over the next 12 months; and
-	has no sources of funding identified.

RISK FACTORS RELATED TO OUR BUSINESS

The Company's business is subject to numerous risk including:

     A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests towhich they currently devote attention, and are expected to continue to do so.As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner, which is consistent with theirfiduciary duties to the Company. See 'Management,' and 'Conflicts of Interest.'

     B. Possible Need for Additional Financing. The Company has very limited funds. We will need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Additional financing may not be available on terms favorable to us, and may not be available at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends.

     C. Regulation of Penny Stocks. The Company's securities, when and if, available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase 'accredited investors' means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers, if any, to sell the Company's securities in any market that might develop.

     D. No Operating History. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock and the purchase of Blackstocks.com. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or 'start-up' venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     E. No Assurance of Success or Profitability. There is no assurance that the Company will be able to implement its business plan. Even if the Company should fully implement its plan; there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

     F. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of its market before the Company commits its capital or other resources. Management does have experience in operating a business on the Internet, and is knowledgeable of various studies and data published by the Department of Commerce and the U.S. Bureau of Census. However, no formal study has been planned nor commissioned. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable.

     G. If the demand for Internet advertisement, email and list services does not increase, our business will be harmed. Part of our success depends in part on the increased acceptance of online promotion services and advertisement. The market for Internet advertising may not grow and any growth may not be sustained.

     H. Our success depends on our ability to attract visitors to our websites and the Web sites of our clients. Our future success depends upon our ability to continue to attract and retain visitors with demographic characteristics desired by our advertisers to our websites and the web sites of our advertisers. If we are unable to attract these visitors, the effectiveness of our promotions would be reduced, and our business, results of operations and financial condition would be materially adversely affected.

     I. We face significant competition, and we may not be able to compete successfully. The market for Internet promotion services is intensely competitive. We expect competition in our market to continue to intensify as a result of increasing market size, greater visibility of the market opportunity for Internet promotion services and minimal barriers to entry. Industry consolidation may also increase competition. We compete with many types of companies, including both online and offline promotion companies, large Internet publishers, search engine and other Internet portal companies, a variety of Internet-based advertising networks and other companies that facilitate the marketing of products and services on the Internet. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we do. We may not be able to compete successfully and competitive pressures may reduce our revenues and result in increased losses or reduced profits.

     J. Our success depends on our ability to retain advertisers. We expect our agreements with advertisers to generally have terms ranging from one to 12 months. In addition, industry standards dictate that substantially all of our agreements that will be arranged with advertisers will permit them to terminate their relationships with us on relatively short notice. Advertisers may not remain clients for the full term of their agreements or renew such agreements when they expire. If advertisers do not renew their agreements or terminate them prior to their scheduled expirations, our revenues will be reduced.

     K. Our brand may not achieve the recognition necessary to increase our membership base and attract advertisers. To be successful, we must continue to build our brand identity. We believe that the importance of brand recognition will increase as more companies enter our market. We may not be successful in our marketing efforts or in increasing our brand awareness.

     L. Our failure to manage our growth effectively could adversely affect our business. In order to successfully implement our business plan, we must grow significantly. Our anticipated future growth will likely place a significant strain on our management resources and systems. To manage our growth effectively, we will need to continue to improve our operational, financial and managerial controls and reporting systems and procedures, and we will need to continue to expand, train and manage our workforce. If we do not manage our growth effectively, our business, results of operations and financial condition would be materially adversely affected.

     M. We may be unable to increase our sales force, which would have a material adverse effect on the growth of our business. We need to substantially expand our sales force to increase market awareness and sales of our services. We plan to accomplish expansion by primarily using independent contractors. Competition for qualified sales personnel is intense, and new hires require extensive training and may take several months to achieve productivity. If we fail to effectively increase our sales force, our business, results of operations and financial condition would be materially adversely affected.

     N. Our business may suffer if we are unable to retain key personnel. Our future success is substantially dependent upon the continued service
Of our founders, Alton Perkins, President, and Loretta Perkins, Chief Operating Officer and Director of Marketing, both have extensive experience in Internet operations, and advertising. The loss of the services of any of ourexecutive officers could have a material adverse affect on our business. We do not currently have 'key person' life insurance policies on any of our employees. We do no have employment contracts with any of our officers or directors. Competition for senior management is intense, and we may not be successful in attracting and retaining key personnel.

     O. The inability to protect our intellectual property rights, and any infringement on the intellectual property rights of others, could adversely affect our business and financial condition. Third parties may infringe or misappropriate our patents, trademarks or other intellectual property rights, which could have a material adverse effect on our business, results of operations or financial condition. The actions we take to protect our trademarks and other proprietary rights may not be adequate.

Third parties may assert infringement claims against us. Any claims and any resulting litigation, should they occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention.

     P. Any acquisitions that we make may not be successful. We have limited experience in making acquisitions. If we make an acquisition, we could have difficulty in assimilating the acquired company's personnel and operations. In addition, the key personnel of the acquired business may not continue to work for us. These difficulties could disrupt our on going business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, effecting acquisitions could require use of cash which we have very little of.

     Q. Dependence upon Management; Limited Participation of Management.
The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in making decisions regarding the Company's operations.

     R. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in an litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company that it will be unable to recoup.

     S. Director's Liability Limited. The Company's Articles of Incorporation excludes personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     T. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this 'Risk Factors' section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

V. EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE/CONTROL BY PRINCIPAL STOCKHOLDER. The Perkins Family Trust holds 90% of the shares of our outstanding Common Stock. Loretta E. Perkins assigned her shares to the Perkins Family Trust. Of the shares held 5,016,000 are currently available for resale in the public market under Rule 144, promulgated pursuant to the Securities Act. As of July 27, 2002, 1,000,000 shares of the outstanding Common Stock, is classified as restricted stock. Sales of a significant number of shares of Common Stock in the public market could have a material adverse effect on themarket price of the Common Stock. Because
Loretta E. Perkins and Alton Perkins are Trustees for the Perkins
Family Trust, they control a majority of the outstanding shares of Common Stock, and controls the outcome of all matters submitted to the stockholders for approval, including the election of all members of the Board of Directors. See 'Principal Stockholders' for a table showing the amount of shares owned.


     W. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     X. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue-sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.

     Y. Future sales of our common stock by our existing stockholders may adversely affect the market price of our common stock. The market price of our common stock could decline as a result of sales of shares of common stock by our existing stockholders after this offering, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     Z. As consolidators of primarily financial products and services, we do not anticipate that the Company will be licensed in various areas including as mortgage brokers, insurance agents, broker-dealers, financial advisors and other licensed entities and as such though not licensed we may be required to follow various regulatory rules and regulations that can not be determined at this time.

RISKS RELATED TO THE INTERNET

     A. Privacy and security concerns may cause consumers not to participate in our promotions, which would have a material adverse effect on our business. An important feature of the services we provide our clients is our ability to develop and maintain demographic and other information about consumers participating in our promotions. Privacy and other security concerns may cause consumers to resist providing us with personal data, which would reduce the value of our services. Moreover, privacy and security concerns may inhibit consumer acceptance of the Internet as a means of commerce. If privacy and other security concerns of consumers are not adequately addressed, our business would be materially adversely affected.

     B. We may be unable to respond to technological change effectively.
Our industry is characterized by rapid technological change, frequent new service introductions, changing consumer demands and evolving industry standards and practices. Our inability to anticipate and effectively respond to these changes on a timely basis would materially adversely affect our business, results of operations and financial condition. Our future success will depend, in part, on our ability to cost-effectively adapt to rapidly changing technologies, to enhance existing services and to develop and introduce a variety of new services to address changing demands of consumers and our clients on a timely basis.

     C. The failure of our computer or communications systems may adversely affect our business. Our business depends on the efficient and uninterrupted operation of our computer and communications systems. Any system failure, including network, software or hardware failure, that causes an interruption in our service or decreases the responsiveness of our websites or the web sites of our clients could materially adversely affect our business. Our websites could also be affected by computer viruses, electronic break-ins or other similar disruptions. We do not have insurance coverage at this time to adequately compensate us for any losses that may occur due to any interruptions in our service.

     D. Laws and regulations pertaining to the Internet may adversely affect our business. There are an increasing number of laws and regulations pertaining to the Internet. These laws and/or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation pertainingto the Internet, or the application or interpretation of existing laws, could decrease the demand for our promotion services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.


Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are 'forward-looking statements' which can be identified by the use of terminology such as 'estimates,' 'projects,' 'plans,' 'believes,' 'expects,' 'anticipates,' 'intends,' or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, integrate and maintain internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.


ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS


GENERAL BUSINESS PLAN

ITEM 1.  BUSINESS

Company objectives: Our objective is to grow a major business by meeting African American needs for goods and services on-line and off-line, while providing top tier advertisers with access to this affluent market.
We expect to use major African American magazines, national radio, and print, media, to capture 9.9% of the African American on-and off line market. Though our five-year plan calls for specific achievement of revenues and customers no assurances can be given that we will achieve our objectives.

Urban has patterned itself after Radio One the largest Public own African American Radio Company in the United States. Urban plans to do what Radio One has done in the radio and advertising communities in the Internet and print media.

Urban plans to develop eight distinct Internet and brick and mortar properties to take advantage of what we believe are growth sectors. These properties include:



-	Blackstocks.com continued development.

-	Private Equity Network on and off-line fee based subscription
	service that focuses on matching entrepreneurs with investors.

-	Urban Media Affiliate Program designed to allow small on and offline
	companies that target the same market to help develop the Urban Media Network lead and fee based services.

-	GoLocalNet Program designed to allow independent contractors in
	the 34 top cities and top Historically Black Institutions to promote and sale products from the Urban Media Network, including subscription services, classified ads, lead and account generation (for mortgages, insurance, investment an bank accounts, credit cards, car loans, car insurance, legal services, email, and mailing lists) and other products and services.

-	Urban Media Acquisition Program designed to acquire and promote
	small independently owned on and off-line properties and print publications that target the same upscale community.

-	Magazine, Book and Tape Development focusing on wealth creation
	and small business management.

-	BlackGoPublic.com - designed to allow encourage more participation
	in the public markets.

-	Key Advertisers program Urban Media senior management already
	have marketing contacts with some of the top companies in the country. Urban plans to take advantage of these contacts in providing top-tier advertisers with access to Urban's target market though selling advertising primarily in the on-line and print communities, and through email and mailing lists.


Most of Urban's local initiatives will be completed by independent marketing and sales personnel assigned to the 34 distinct market areas and Historically Black institutions. These independent representatives will be primarily responsible for carrying out the Company's marketing plan. Though management does have experience in developing such a network no assurance can be given that they will be successful in this endeavor.

Distinctive websites will either be acquired or developed using in-house capabilities. The Company's management expects to leverage its experience in delivering content targeted at the African American consumer to achieve program objectives. Additionally, through it's GoLocalNet Program, the Company expects to develop websites specific to local areas (e.g., New York, Dallas TX, Chicago, Il, Baltimore, MD), and provide sales and marketing opportunities in local communities.

Though we have targeted some existing sites for acquisition, we have not under taken any negotiations with any party. There is no assurance that we will be successful in our efforts. Nor is there any assurance that we will be able to acquire these sites under terms acceptable to the company or the targeted sites. Due to the lack of funds and some technical expertise we may not be able to create or develop additional sites as planned. Additionally, we may not be able to establish our network in the 34 targeted cities and urban communities.

The African American Market

     We believe that developing a marketing, sales, and distribution network including Internet and brick and mortar properties primarily targeting African-American consumers and in particular affluent African Americans business people, and college students, has significant growth potential for the following reasons:

-	African-Americans are experiencing faster population growth than the
	population as a whole.

-	African-Americans are experiencing higher income growth than the
	population as a whole.

-	There is significant growth in advertising targeting the
	African-American market.

-	We believe there is a growing influence of African-American culture
	on American society.

-	We believe that more affluent African Americans with income and
	higher education use websites, and magazines to supplement information in various areas.

-	Reports indicate that African Americans are searching for wealth
	creation tools in the area of investing, life insurance, and college education.

-	African-Americans exhibit stronger loyalty than the population as
	a whole.
-	As a consolidator we can provide corporations and professionals with
	an opportunity to reach and market to this affluent market.

Key Strategies: Our strategy is to use technology, management's past relationships with fortune 500 companies, joint relationship with major companies, local independent contractors, and the surge in demand and interests in home based business services to provide African Americans, consumers in urban markets and small businesses with financial product and services.

The Company expects to use its Blackstocks.com site as a model and develop sites for the top 34 metropolitan areas with the highest concentration of African Americans. Additionally, the Company plans to have a physical presence maintained by independent contractors in the 34 key locations. This will allow participation by local consumers, small businesses and professionals in each metropolitan area. We believe that this approach provides more interaction, and opportunities for revenue within the local areas while at the same time providing advertisers with a growing pool of consumers to market their products and services.

Management's past advertiser base includes such clients as General Motors, ExxonMobil, the Wall Street Journal, General Electric, Mercedes Benz, Etrade, Essence Magazine, Forbes, Fortune, Harris Poll, Quicken, and Lincoln LS.
We plan on using the marketing initiatives and contacts previously made by management with whatwe consider top-of-the line advertisers to develop and increase our revenues. Though our marketing staff has excellent working relationships with these advertisers, there is no certainty that we will be able to maintain such a relationship and develop further business opportunities or generate revenue from these contacts.

To increase awareness, we plan on implementing a marketing program using radio advertisement within select markets including the top 34 cities with the highest concentration of African Americans. This marketing program is in the preliminary stages and no commitments have been made in firming up commitments. Additionally, we anticipate that additional funds will be required to carry out such advertising campaign. There is no assurance that we will be able to raise the required funds to complete the marketing program.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. Other than this offering, which may not be successful, we have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

-	Inability to raise necessary revenue to operate for the next 12
	months or thereafter

-	Public relations, advertising and marketing costs that may exceed
	our current estimates

-	Unanticipated development expenses particularly in the software area.

-	Our ability to generate sufficient revenues to offset the substantial
	costs of operating our business

Because significant up-front expenses, including public relations, advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

-	Total assets, liabilities, and equity
-	Total revenues
-	Gross sales and operating margins
-	Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.


Products/Services: Urban believes that an un-full filled and growing need exist in the African American and Urban communities for financial related products and services ranging from mortgages, and consumer car insurance to a small business need to access capital. Urban intends to serve as an aggregator and consolidator in meeting this need by consolidating product and services including fee based subscription services, classified ads, lead and account generation (for mortgages, insurance: car, health, life, and investment and bank accounts, credit cards, car loans, car insurance, legal services, email, and mailing lists) and other products and services.


	Who are Our Customers? We believe our customers are African
Americans 24 - 54 years in age whose income averages $75,000 and who are interested in and need financial products and services. These individuals are consumers, entrepreneurs, investors, and small business people. They are computer savvy and most have either attended or graduated from college. They use the Internet in increasing numbers and can be found reading the top African American magazines. To gain information, they listen to the Radio and surf the Internet. They are interested in investing, entertainment, information, and products and services. Their income and job responsibilities are rising and their desire to learn about investing, creating wealth, and building a better income is keen. They are highly sought after by large companies who want to sell them products and services, including cars, auto and life insurance, banking accounts, certificates of deposits, and other items. Additionally, our customers can be matched with some promising
African American businesses as well as businesses at large.


	ADVERTISING CLIENTS: We expect our clients to be advertisers that management has developed relationships with in the past. However, there can be no assurance that management will be able to develop or maintain such relationships.


	Market growth: The African American population in the US is growing faster than the overall US population and approximately three times faster than the non-black, non-Hispanic population. Though the average African American income is below the U.S. average, it is growing much faster. According to US Census figures, from 1993 to 2000, the median family income for African Americans grew 32.5% compared with 14.7% increase for the population as a whole. In addition, the African American buying power is expected to grow to well over $600 billions in the coming years. Data clearly show that the African American on-line user in the $50,000 range is just as likely as their counter part to be on the net. Data further show that these same customers are aggressively pursuing buying opportunities on line.

By year 2010, the number of African Americans in the U.S. is expected to grow over 21% from 33.1 million in 1995 to over 40 million. This cohort's income is expected to grow 95% from $308 billion in 1990 to over $600 billion in 2002. Both these growth rates are far above the average U.S. population. If this turbo charged growth is coupled with African-America's loyal sponsorship of products and services, a compelling argument arises for targeting
African Americans in the top 34 market areas.


ADVERTISING ON THE INTERNET GENERALLY

With the economic downturn and the events of September 11, 2001, the overall advertising market tumbled significantly in 2001. In September 2001, Merril Lynch & Co. anticipated that advertising outlays in the U.S. would fall by 4% in 2001. Furthermore, Competitive Media Reporting (CMR), a Taylor Nelson Sofres company, offering strategic advertising intelligence, reported in January 2002 that 2001 full-year ad spending fell 9.4%.

However, the outlook for 2002 and beyond is brisk, especially in the increasingly more adaptable internet advertising space. A January 2002 eMarketer report says that the U.S. online advertising market will reach more than $18 billion by 2005, a 24% compound growth rate over 2001's reported figure of just under $8 billion. Gartner Group Research expects online advertising to reach $11.4 billion in 2002 rising to $17.2 billion by 2004, a 23% compound growth rate. CMR more conservatively predicts about a 9% growth in online advertising revenues in 2002, most of which will be experienced in the second half of 2002. While 80% of the online advertising goes to twenty companies, Gartner Group shows that there are only 2,800 sites in the U.S. selling advertising. Being that the Company is one of only a few firms reaching out to the African American and urban niche, with an ever-increasing barrier to entry, we believe that there is vast potential to capture these industry growth rates while maintaining a conservative spend plan.



ONLINE SERVICES

Webcrossing, Inc. located in California, maintains all of our production servers at their Data Center. Additionally, much of our sites require and will continue to require proprietary type programming using Webcrossing integrated technology. We have limited capacity at Blue Domino, Inc. Our operations depend on Webcrossing, Inc. maintaining its ability to protect its own systems and our systems against damage from fire, power loss, water, telecommunicationsfailures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by Webcrossing, Inc. could have a material adverse effect on our business, results of operations and financial condition.

New Internet Web Sites, Local Services and Offices

During 2002 through 2004, the Company plans to launch additional Internet properties and have a physical presence in key local markets to take advantage of the large concentration of African Americans in selected markets. There can be no assurance, however, that these properties will be launched or that, if launched, they will be successful.

Marketing

The Company plans to market its Internet and brick and mortar properties through the content-sharing arrangements, independent contractors, it's affiliate program, as well as through print and radio advertisements. In the past, Blackstocks.com has been advertised in major African American print magazines as well as radio stations. We plan on focusing advertisement in the key local market areas as well as to promote Network products and services as they are developed at Historically Black Institutions where a large number of affluentyounger African Americans can be found. The Company plans to cross promote between its Internet operations, and independent local representatives. There can be no assurance, however, that our marketing efforts will be completed or that, if started, they will be successful.

Advertising

The Company currently employs in-house sales personnel to sell advertising. Though the Company marketing team as experience in dealing with some of fortune 500 top advertisers, in order for us to be effective and achieve our goals additional independent marketing representatives and sales personnel must be hired and trained. There is no assurance that we will be able to find the type of people required nor have the resources to compensate them.

     We sell our promotion services through a sales and marketing team that need to grow considerably in order to successfully implement our business plan. We anticipate that new employees work schedules will be flexible and their work locations will be more home based. In addition to the normal advertising and sales methods we will use Tell-A-Friend and Brownie Points program to help increase sales and site traffic.

OPERATING INFRASTRUCTURE

     Our operating infrastructure is designed to support the creation and delivery of millions of page views each day. This infrastructure currently uses web servers hosted by Webcrossing, Inc., application servers and databaseservers to provide timely and efficient delivery of our services to clients and members.

     We have developed a broad array of information systems to perform site management, user interaction, tracking, search, transaction processing and fulfillment functions. When available, our systems use third-party licensed technologies to augment internally-developed software. We focus our development efforts on improving and enhancing our specialized tools with the goal of automating as many processes as possible to increase member and client satisfaction.

     Our Internet connectivity is provided by Webcrossing, Inc.. We have entered into an Internet-hosting agreement with Webcrossing to maintain all of our production servers at their data center on a 24 hour seven day a week basis.

	In addition to the Internet structure, we are required to develop a sales and marketing structure that can be implemented at the local level within the top 34 areas that the Company is targeting.

COMPETITION

     Competition in the Internet promotion and advertising services, print, publishing and consolidation market for various financial products and services is intense. We expect competition in our market to continue to intensify as a result of increasing market size, greater visibility of the market opportunity for Internet promotion services and minimal barriers to entry. Competition may also increase as a result of industry consolidation, particularly among narrowly-focused promotion companies.


PROPRIETARY RIGHTS

     We generally plan to enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our proprietary rights. We cannot be certain that the steps we have taken will prevent misappropriation of our proprietary rights, particularly in foreign countries where the laws or law enforcement may not protect our proprietary rights as fully as in the United States.



GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  Regulation of the Internet

     We are currently subject to federal and state laws and regulations that are applicable to specific activities on the Internet. Although there are currently few laws or regulations directly governing access to or commerce on the Internet, due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, the government has been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance telephone carriers. This regulation may place our activities under increased regulation, increase our cost of doing business, decrease the growth in Internet use or otherwise have a material adverse effect on our business. See 'Risk Factors--Laws and regulations pertaining to the Internet may adversely affect our business.' Additionally, though we have no plans to secure licenses in the various product areas, the Company may be subject to various rules and regulation that are applicable to specific industries.


EMPLOYEES

     As of July 31, 2002, we have three part time employees. We are not subject to any collective bargaining agreements and believe that our relationship with our employees is good.

In addition to our part time employees, we plan to hire the following people if we secure additional funding and or generate enough revenue.

-	Marketing Representative
-	Regional Marketing Representative
-	Information Technology Specialist
-	Web administrator
-	Graphic Artists
-	Accountant/bookkeeper

The number of employees we will hire will be dependent upon the amount of money we anticipate we will have available to fund these positions.


ITEM 3.  DESCRIPTION OF PROPERTY

Other than the acquisition of Blackstocks.com, the Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the office provided by Alton Perkins at a minimal cost of $500 per month. This office arrangement is suitable and adequate for the Company's purposes until such time as it generates revenue.

There is no lease agreement between the parties. Alton Perkins has agreed to continue this arrangement until the Company generates revenue.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 31, 2002, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually, the named executive officer(s), and all directors and the officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address       Amount of             Percentage	    Title
of Beneficial Owner    Beneficial Ownership  of Class	    of Class
---------------------  --------------------  --------		--------
The Perkins Family Trust 6,016,000             90%	         Common
8914 Legacy Park Dr, J,
Charlotte, NC 28269 (1)(2)

Loretta E. Perkins       6,016,000             90%	         Common
8914 Legacy Park Dr, J,
Charlotte, NC 28269
(1)(2)

All Executive Officers
and Directors as         6,016,000             90%	         Common
a Group	(1 Person)

(1) Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust of which Loretta E. Perkins shares were assigned.

(2) Strategic Interaction Media, Inc. 1,000,000 shares are owned by the Perkins Family Trust. Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The Company has one Director and Officer, and one other control person, as follows:

Name                          Age          Positions and Offices
Held
-------------------         	-----       ------------------------

Alton Perkins                  51          Chairman, President, Treasurer,
Director                                   Chief Technology Officer


Loretta E. Perkins             48          Secretary, Chief Operating Officer
Director                                   Exec VP of Marketing

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and a brief description of the business experience during at least the last five years:

Alton Perkins has served as the Company's President, Secretary, and Director since its inception. Alton is a former decorated Air Force Officer and Missile Launch Officer who graduated from the University of Southern Illinois with a B.S. in Business Administration and an M.B.A. from the University of North Dakota. From 1988 through 1997 he has held CEO positions with start-up companies in the Jet Fuels, Defense Contracting, construction, business consulting and development, and real estate industries. Since 1997 Alton Perkins has served as the CEO and Chief Technology Officer for Blackstocks.com, Inc.. Since 2001 Alton has served as CEO Blackstocks Investment Inc.. Additionally, Alton is the CEO for Realty Development Corp, and Media Development Corp. both early development companies.

Loretta E. Perkins graduated from Minot State University with B.S. in Elementary/Special Education. She has a M.S. in Education Administration from the University of Nebraska. From 1981 through 1998 she taught Language Arts within the Public School System. From 1997 to 2000 Mrs. Perkins served as Vice President and Director of Marketing for Blackstocks.com. From 2001 and current she serves as the CEO of Strategic Interaction Media, Inc. a privately held company.


CONFLICTS OF INTEREST

The officers and directors are engaged in other business activities, management anticipates that it will devote only thirty percent of its time to the Company's affairs. Mr. and Mrs. Perkins are a principals of Blackstocks Investment Inc. a company that is pursuing franchise opportunities
s. They are principals of New Leaf Media Development, Corp. a start-up company focusing on music, magazine and book publishing, and Realty Development Corp. a company focusing on providing multi-family units and small strip malls in and around Historically Black Institutions. Alton is also the principal for Blackstocks Development Corporation, New Media, Inc., and PP&R Holdings. As such, demands may be placed on them that will detract from the amount of time they are able to devote to the Company. Alton and Loretta intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that they would not attend to other matters prior to those of the Company.


ITEM 6.  EXECUTIVE COMPENSATION

The Company's officers and directors do not receive any compensation for their services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the


Company. Salaries and or compensation will be established after revenues are generated.

                    Annual Compensation   Long Term Compensation
                    --------------------  -------------------------
Name                                      Awards         Payouts    All
and                                      --------------- -----      other
principal                                Restricted Other LTIP      compen-
position    Year  Salary Bonus  Other    Stock      (1)   payouts   sation
---------  -----  ------ -----  -----   ----------- ----- -------  -------
Alton       2002   $ 0   $ 0    $ 0       $ 0        $ 0   $ 0      $ 0
Perkins
President

Loretta E.  2002   $ 0   $ 0    $ 0       $ 0        $ 0   $ 0      $ 0
Perkins
VP, Director of
Marketing
No retirement, pension, profit sharing, stock option, or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

As of July 31, 2002 the Company issued a total of 6,700,000 shares of common stock bought and fully paid for to the following persons by subscription and or services in kind. The following individuals addresses for purposes of this statement are all that of the Corporation unless otherwise noted:

Name                        	Number of Total Shares      Consideration
------                      	----------------------      -------------
The Perkins Family Trust        	5,016,000               $352
Loretta E. Perkins (1)(2)

Strategic Interaction (2)       	1,000,000               $33,451
Loretta E. Perkins

Ahmara Perkins (3)			309,225                 $217

Rachelle Ward (4)			294,975			$207

Walter Robinson                 	79,800                  $56

(1) Note that Alton Perkins and Loretta E. Perkins (wife of Alton Perkins) are Trustees for the Perkins Family Trust of which Loretta E. Perkins shares were assigned. Original shares (4,000 of 5,000 total authorized and issued) were exchanged for new shares of the merged Company.

(2) Strategic Interaction sale of Blackstocks.com to the Company for 1,000,000 shares at $.40 per share. 1,000,000 shares are owned by the Perkins Family Trust. Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust.

(3) Ahmara Perkins served as a Director and registered Agent for Monyemail.com, Inc.. Her services as a registered agent were valued at $217.00.
On July 25, 2002, she resigned her position as Director and Registered Agent. Ahmara is the daughter of Alton and Loretta Perkins who both disclaims beneficial ownership of any shares held by Ahmara Perkins.

(4) Rachelle Ward is the sister of Loretta E. Perkins. Loretta disclaims beneficial ownership of any shares held by Rachelle Ward.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, par value $.0001 per share of which 6,700,000 shares are issued and outstanding. There are 20,000,000 shares of Preferred stock par value $.0001 authorized and no shares are issued or outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK AND DEBT

The authorized Preferred stock of the Company consists of 20,000,000 shares of Preferred Stock, par value $.0001 per share. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.
At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.


PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     a) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a 'penny stock,' for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers;
(v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $5,000,000; (ii) a public float of 5,000,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ('OTC') market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the 'specialist' common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the 'pink sheets' of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) OPTIONS, WARRANTS, ETC. There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares.

     (c) HOLDERS. There are four holders of the Company's Common Stock.
As of July 31, 2002 the Company issued 6,016,000 of its Common Shares to Loretta E. Perkins who assigned her shares to the Perkins Family Trust. The stock was valued at $.0001 per share and was purchased by subscription. 684,000 shares were issued to three others. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

     (d) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities in the form of common shares that were not registered and reflect the transfer of the new issue amounts as follows:

Date       Name                  Number of Shares     Consideration
-------    -----                ----------------     -------------
The Perkins Family Trust        5,016,000              	$352
Loretta E. Perkins (1)(2)

Strategic Interaction (2)       1,000,000              	$33,451
Loretta E. Perkins

Ahmara Perkins (3)		309,225                	$217

Lorraine Ward (4)		294,975			$207

Walter Robinson                 79,800                  $56



(1) Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust of which Loretta E. Perkins shares were assigned and as such both are considered beneficial owners of the shares. Alton and Loretta E. Perkins are the sole officers and directors of the Company, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

(2) Strategic Interaction sale of Blackstocks.com to the Company for 1,000,000shares at $.40 per share. 1,000,000 shares are owned by the Perkins Family Trust. Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust. The value of the sale was based on similar sales in the Public arena. For example, Echampman purchase of Netnoir, a similar situated site for $400,000, and other sales of website properties of similar size, and quality.

(3) Ahmara Perkins served as a Director and registered Agent for Monyemail.com, Inc.. Her services as a registered agent were valued at $217.00. On July 25, 2002, she resigned her position as Director and Registered Agent.Ahmara is the daughter of Alton and Loretta Perkins who both disclaims beneficial ownership of any shares held by Ahmara Perkins.

(4) Rachelle Ward s the sister of Loretta E. Perkins. Loretta disclaims beneficial ownership of any shares held by Rachelle Ward.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.









ITEM 1.  			FINANCIAL STATEMENTS AND EXHIBITS

                               PART F/S

                           FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended July 31, 2002. The following financial statements are attached to this report and filed as a part thereof.


                    URBAN MEDIA DEVELOPMENT CORPORATION
                      (A DEVELOPMENT STAGE ENTERPRISE)
                        Audited Financial Statements
                             As of July 31, 2002


                           TABLE OF CONTENTS


                                                            Page No.
                                                            --------
Independent Auditors' Report................................26

Balance Sheet as of July 31, 2002...........................27

Statement of Operations for the Period
  from July 23, 2002 (Inception) to July 31, 2002...........28

Statement of Changes in Stockholders' Equity
  for the Period
  from July 23, 2002 (Inception) to July 31, 2002...........29

Statement of Cash Flows for the Period
  from July 23, 2002 (Inception) to July 31, 2002...........30

Notes to Financial Statements for the Period
  from July 23, 2002 (Inception) to July 31, 2002...........31-34



















INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
Urban Media Development Corporation
(A Development Stage Enterprise)

         We have audited the accompanying balance sheet of Urban Media Development Corporation (a development stage enterprise) as of July 31, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 23, 2002 (inception) to July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Urban Media Development Corporation (a development stage enterprise) as of July 31, 2002, and the results of its operations and its cash flows for the period from July 23, 2002 (inception) to July 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Notes
1 and 4 to the financial statements, the Company has to develop its website and other brick and mortar businesses in order to commence operations.
This factor raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Grassano Accounting, P.A.
Boca Raton, Florida

Date August 27, 2002







                      URBAN MEDIA DEVELOPMENT CORPORATION
                       (A DEVELOPMENT STAGE ENTERPRISE)

                               BALANCE SHEET
                             AS OF JULY 31, 2002

                      ASSETS

CURRENT ASSETS:
    Cash						$  615
    Accounts Receivable					35,079
                                                        -------
    Total Current Assets				$35,694

    Other Assets
    Computer Equipment	 				12,700
                                                        -------

TOTAL ASSETS						$48,394

                                                        ========

  LIABILITIES AND STOCKHOLDERS' EQUITY <DEFICIT>


CURRENT LIABILITIES:
     Accounts Payable					$17,328

                                                        -------
TOTAL CURRENT LIABILITIES	 			17,328
                                                        _______

STOCKHOLDERS' EQUITY:

  Preferred Stock, $.0001 par value, 20,000,000
   shares authorized, none issued and outstanding	    -

  Common Stock, $.0001 par value, 80,000,000
    shares authorized, 6,700,000 issued
    and outstanding	 				   670


  Additional paid-in capital				34,926
  Deficit accumulated during development stage		<4,530>
                                                        ------
    Total Stockholders' Equity				31,066
                                                        ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		48,394
                                                       ========

     The accompanying notes are an integral part of these financial statements.





                   URBAN MEDIA DEVELOPMENT CORPORATION
                     (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF OPERATIONS
                For the Period of July 23, 2002 (Inception)
                           to July 31, 2002


Sales							$ --


                                                        ------
Expenses
  General and administrative expenses	 		4,530


                                                        ------

    Total expenses	 				4,530


                                                        ------
Loss before provision for income taxes			<4,530>

Provision for income taxes	  			  --
                                                        _______

Net loss						$<4,530>

                                                        =======

Basic loss per common share				$(.00)

                                                        =======
Diluted loss per common share				$(.00)

                                                        =======
Basic and diluted weighted average number
of common shares outstanding				5,487,500
                                                        =========




      The accompanying notes are an integral part of these financial statements.











                          URBAN MEDIA DEVELOPMENT CORPORATION
                           (A DEVELOPMENT STAGE ENTERPRISE)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period of July 23, 2002 (Inception) to July 31, 2002


                                                Deficit
                                                Accumulated
          Common Stock           Additional     During
             Issued              Paid-In        Development
             Shares     Amount   Capital        Stage         Total
            --------    -----	 --------       ---------    --------
Issuance of
common stock 6,700,000   $670     <670>		$ - 	       $ -
for merger

Issuance of
common stock
for assets   1,000,000 	 $100	  33,351	  -	      $33,451


Fair value of
expenses
contributed     -         -        2,145          -	       2,145

Net loss for
the period
ended
July 31, 2002   -         -          -          <4,530>       <4,530>
              ____      _______    _______     ___________    ________

Balance at
July 31, 2002 6,700,000  $670      $34,926     $<4,530>       $31,066
              =========  ========  =======     ==========    ==========







            The accompanying notes are an integral part of these financial statements.











                       URBAN MEDIA DEVELOPMENT CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           STATEMENT OF CASH FLOWS
                    For the Period of July 23, 2002 (Inception)
                           to July 31, 2002


CASH FLOWS FROM OPERATING ACTIVITIES:


Net loss						   $< 4,530>

Adjustment to reconcile net loss
 to net cash used by operating activities:
   Contributed expenses	1,530
   Increase in accounts payable					3,000
                                                            ---------
Net cash used in operating activities	 			--

CASH FLOWS FROM INVESTING ACTIVITIES	 			--



CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from contribution of cash	 			615
                                                            --------
Net cash provided by financing activities	 		615
                                                            --------

INCREASE IN CASH AND CASH EQUIVALENTS	 			615

CASH AND CASH EQUIVALENTS
  - at Beginning of Period	  				--
                                                            --------
CASH AND CASH EQUIVALENTS
  - at End of Period					     $ 615
                                                            ========

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTION
On July 27, 2002, the company purchased the assets and accounts payable of Strategic Interactive Media Inc., a related private corporation, in exchange for 1,000,000 shares of common stock. (See note 2B)

The accompanying notes are an integral part of these financial statements.











                    URBAN MEDIA DEVELOPMENT CORPORATION
                         (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF JULY 31, 2002



NOTE  1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A.  Organization and Business Operations

Urban Media Development Corporation (a development stage enterprise) 'the Company') was incorporated in the State of Delaware on July 23, 2002.
On July 24, 2002, the company merged with Monyemail.com, Inc. a Virginia corporation formed on April 21, 2000, by exchanging 5,700,000 shares of common stock for 4,000 shares of outstanding Monyemail.com Inc.'s common stock. Then the Monyemail.com Inc.'s stock was cancelled, and the Company became the surviving company. Neither corporation had any operations as of the date of the merger. For all of its existence, the Company has been in the developmental stage.

At July 31, 2002, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and preparation of the filing of a registration statement with the Securities and Exchange Commission on Form 10-SB.

The year-end of the Company is December 31 for both book and tax purposes.

The Company's ability to commence operations is contingent upon its ability to develop its website and other brick and mortar businesses.

 B.  Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

C.	Accounts Receivable

All accounts receivable are due from unaffiliated third parties. The Company considers all accounts receivables to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

D.	Property, Equipment and Depreciation

Property additions, major renewals and betterments are included in the assets at cost. Maintenance, repairs and minor renewals are charged to earnings when incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of assets. No depreciation has been charged for the period.





E.  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F.  Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFA 109'). Under SAF 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended July 31, 2002.

 G.  Basic and Diluted Net Loss per Share

Net loss per share is calculated in accordance with Statement of Financial Accounting Standards No 128, Earnings Per Share ('SFAS 128'). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method.

At July 31, 2002 there were no dilutive convertible shares, stock options or warrants.

H.  Comprehensive Income

Statement of Financial Standards No. 130 'Reporting Comprehensive Income,' (SFAS 130) requires that total comprehension income be reported in the financial statements. There were no components of comprehensive income; consequently, no separate statement of comprehensive income has been presented.

I.  Recent Accounting Standards Pronouncements

In the periods reported, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 131 ('SFAS 131'). 'Disclosure about Segments of an Enterprise and Related Information.' This statement had no impact on the Company's financial statements as the Company's financial statements reflect how the 'key operating decision maker' views the business. The Company will continue to review this statement over time to determine if any additional disclosures are necessary based on evolving circumstances.

In June 2001, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 141 'Business Combinations' and No. 142 'Goodwill and Other Intangible Assets'. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are:(1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.


In June 2001, the FASB issued SFAS No. 143 'Accounting for Asset Retirement Obligations'. SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long- lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows. In August 2001, the FASB also approved SFAS No. 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets'. SFAS No. 144 replaces SFAS No. 121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets,
including   discontinued operations, and replaces the provisions of
Accounting Principles Board (APB) Opinion No. 30, 'Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business', for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.




NOTE  2 STOCKHOLDERS' EQUITY

 A.  Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock has been issued as of 31 July, 2002.

 B.  Common Stock

The Company is authorized to issue 80,000,000 shares of common stock at $.0001 par value. On 24 July 2002, the Company merged with
Monyemail.com, Inc. by exchanging 5,700,000 shares of its common stock for all of the outstanding shares of Monyemail.com Inc.'s.
(See Note 1A)


On July, 27, 2002 the Company issued 1,000,000 shares of common stock to purchase the assets and accounts payable of Strategic Interactive Media, Inc. (Strategic) a related private corporation. The common stock issued was valued at the fair value of the assets and accounts payable purchased at July 31, 2002:

		Accounts Receivables		$35,079
		Computer Equipment		 12,700
		Website				  --
		Less: Accounts Payable	       <14,328>



Value of 1,000,000
shares of common
stock						$33,451

The company will begin operations using Strategic's website on August 1, 2002.


At July 31, 2002, there were 6,700,000 shares of the Company's common stock outstanding.

C.  Additional Paid-In Capital

Additional paid-in capital at July 31, 2002 represents the fair value of the amount of organization and professional costs paid by the president of the Company. (See Note 3)

     NOTE 3 - RELATED PARTY TRANSACTIONS

In the July 24, 2002 merger (see note 2B), the Company issued 5,016,000 shares of common stock to Loretta Perkins for her shares of Monyemail.com stock. The 1,000,000 shares of common stock for the purchase of Strategic's assets and accounts payable also were issued to Loretta Perkins, Strategic's sole stockholder. Alton Perkins and Loretta E. Perkins are the sole officers and directors of the Company. Mr. & Mrs. Perkins are deemed to be the beneficial owner of the 6,016,000 shares of Common Stock of the Company, these shares having been assigned to the Perkins Family Trust. Three other shareholders own a total of 684,000 shares. An equivalent of 374,775 shares were purchased by subscription, and 309,225 shares were provided for services in-kind.

The Company's President has paid for all of the expenses of the Company for the period ending July 31, 2002, amounting to $1,530. (See Note 2C.)

The Company currently utilizes the offices of Alton Perkins, and is charged $500.00 per month for rent, beginning on August 1, 2002.

NOTE 4 - GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplates the continuation of the Company as a going concern. However, the Company is in the development stage, and has no current sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Management's plan is to develop its website, off-line advertising, private equity network, affiliate, lead generation, and publishing programs in order to commence operations to continue as a going concern. However, there can be no assurance that management will be successful in this endeavor.











PART III



ITEM 1.        	INDEX TO EXHIBITS


               	EXHIBIT DESCRIPTION

3.1            	Certificate of Incorporation of

3.2            	By-Laws Specimen

3.3            	Stock Certificate

3.4            	Delaware and Virginia Certificates of Merger

3.5            	Corporate Resolutions Two Corporations

3.6            	Agreement and Plan of Merger

3.7            	Certificate of Correction

3.8            	Contract For Purchase Of Assets

3.9 			Resignation letter to Board

3.10          	Consent of Accountants



                             SIGNATURES

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Registration of Securities on Form 10-SB of Urban Media Development Corporation for the period ending July 31, 2002, I, Alton Perkins, President, Chief Executive Officer and Chief Financial Officer of New Media, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1)	such Registration of Securities on Form 10-SB  for the period ended July 31, 2002, fully complies with the requirements of section 12(b) or (g) of the Securities Exchange Act of 1934; and
(2)	the information contained in such Registration of Securities on
Form 10-SB for the period ended July 31, 2002, fairly presents, in all material respects, the financial condition And results of operations of Urban Media Development Corporation.

                                /s/ Alton Perkins
                            By: ---------------------------
                                Alton Perkins, President
                                Chief Executive Officer and
                                Chief Financial Officer
Date: July 31, 2002
EXHIBIT 3.1

                               CERTIFICATE OF INCORPORATION
                                        OF
                             URBAN MEDIA DEVELOPMENT CORPORATION

ARTICLE I
Name of Corporation

The name of this corporation is Urban Media Development Corporation


ARTICLE II
Registered Office and Agent

The address of the registered office of the corporation in the State of Delaware is 101 North Fairfield Drive in the City of Dover, County of Kent, and the name of its registered agent at that address is Corporate Systems Inc..

ARTICLE III
Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
Authorized Capital Stock

This Corporation is authorized to issue two classes of shares designated respectively 'Common Stock' and 'Preferred Stock' and referred to herein as Common Stock or Common Shares and Preferred Stock or Preferred Shares, respectively. The total number of shares of Common Stock this Corporation is authorized to issue is 80,000,000 and each such share shall have a par value of $.0001, and the total number of shares of Preferred Stock this corporation is authorized to issue is 20,000,000 and each such share shall have a par value of $.0001. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.


ARTICLE V
Incorporator

The incorporator is Alton Perkins, 8914 Legacy Park Dr, Suite J,
Charlotte, North Carolina 28269.

ARTICLE VI
Limitation of Director Liability

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VII
Perpetual Existence

     The corporation is to have perpetual existence.

ARTICLE VIII
Stockholder Meetings

     Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE IX
Bylaws

     In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of this corporation, subject to any limitations expressed in such bylaws.

ARTICLE X
Amendment of Certificate of Incorporation

     The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

     I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 23d day of July, A.D. 2002.


/s/ Alton Perkins, Incorporator












EXHIBIT 3.2

BY-LAWS
OF
URBAN MEDIA DEVELOPMENT CORPORATION

ARTICLE I
MEETING OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders of the Company shall be held at its office in the City of Charlotte, Mecklenburg County, North Carolina, at 10:00 o'clock in the Morning on the 30th day of June in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

Not less than ten nor more than sixty days' written notice specifying the timeand place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office or similar means, addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its address last known, as the same appears on the books of the company.

SECTION 2. Special meetings of the stockholders may be held at the office of the company in the North Carolina, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 60% of the issued and outstanding capital stock of the company. At least ten days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and objects for calling the same, shall be mailed in a United States Post Office or similar means, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the same appears on the books of the company.

SECTION 3. If all the stockholders of the company shall waive notice of a meeting, no notice of such meeting shall be required, and whenever all of the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder does not appear upon the books of the company, it will be sufficient to address any notice to such stockholder at the principal office of the corporation.


SECTION 4. All business lawful to be transacted by the stockholders of the company, may be transacted at any special meeting or at any adjournment thereof. Only such business, however, shall be acted upon at special meetingof the stockholders as shall have been referred to in the notice calling such meetings, but at any stockholders' meeting at which all of the outstanding capital stock of the company is represented, either in person orby proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 5. At the stockholders' meetings the holders of fifty-one percent ( 51 %) in amount of the entire issued and outstanding capital stock of the company, shall constitute a quorum for all purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these By-Laws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 6. At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting. The votes for directors, and upon demand by any stockholder, the votes upon any question before the meeting, shall be viva voice.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the Company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. Only the persons in whose names shares of stock are registered on the books of the company for ten days preceding the date of such meeting, as evidenced by the list of stockholders, shall be entitled to vote at such meeting. Proxies and powers of Attorney to vote must be filed with the Secretary of the Company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

SECTION 7. At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 8. At the stockholders' meetings, the regular order of business shall be as follows:

               1. Reading and approval of the Minutes of previous meeting or meetings;

               2. Reports of the Board of Directors, the President,
                  Treasurer and Secretary of the Company in the order named;

               3. Reports of Committee;
               4. Election of Directors;

               5. Unfinished Business;

               6. New Business;

               7. Adjournment.

ARTICLE II
DIRECTORS AND THEIR MEETINGS

SECTION 1. The Board of Directors of the Company shall consist of no less than one person who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one year, and until their successors are elected and qualify.

SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

SECTION 3. Meeting of the Directors may be held at the principal office of the company in the state of Delaware, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4. Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.

Regular meetings of the Board of Directors shall be held at the office of the company in the City of Charlotte, State of North Carolina on 30th of April at 1 0:00 o'clock in the Morning. Notice of such regular meetings shall be mailed to each Director by the Secretary at least three days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these By-Laws for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least three days notice by mail, telegraph or fax.

Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these By-Laws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

SECTION  6.  A Director need not be a stockholder of the corporation.

SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not receive any compensation for their services as Directors until such time as the company is able to declare and pay dividends on its capital stock.


SECTION 8. The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition of the company, and shall, at request, furnish each of the stockholders with a true copy thereof.

The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, it approved, or ratified by the vote of the holders of a majority of the capital stock of the company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

SECTION 9. The Board of Directors shall have the power from time to time to provide for the management of the offices of the company in such manner as they see fit, and in particular from time to time to delegate any of the powers of the Board in the course of the current business of the company to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the company with such powers (including the power to sub delegate), and upon such terms as may be deemed fit.

SECTION 10. The Board of Directors is vested with the complete and unrestrained authority in the management of all the affairs of the company, and is authorized to exercise for such purpose as the General Agent of the Company, its entire corporate authority.

SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

               1. Reading and approval of the minutes of any previous meeting or meetings;

               2.    Reports of officers and committeemen;

               3.    Election of officers;

               4.    Unfinished business;

               5.    New business;

               6.    Adjournment.

                           ARTICLE III
                    OFFICERS AND THEIR DUTIES

SECTION 1. The Board of Directors, at its first and after each meeting after the annual meeting of stockholders, shall elect a President, a Vice-President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify. The offices of the Secretary and Treasurer may be held by one person.

Any vacancy in any of said offices may be filled by the Board of Directors.

The Board of Directors may from time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors. All officers, agents, and factors of the Company shall be chosen and appointed in such manner and shall hold their office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2. The President shall be the executive officer of the company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Company's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the company. He shall be a member of the Executive Committee, and the Chairman thereof; he shall preside at all meetings of the Board of Directors, and at all meetings of the stockholders, and shall sign the Certificates of Stock issued by the company, and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3. The Vice-President shall be vested with all the powers and perform all the duties of the President in his/her absence or inability to act, including the signing of the Certificates of Stock issued by the company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.


SECTION 4. The Treasurer shall have the custody of all the funds and securities of the company. When necessary or proper he shall endorse on behalf of the company for collection checks, notes, and other obligations; he shall deposit all monies to the credit of the company in such bank or banks or other depository as the Board of Directors may designate; he/she shall sign all receipts and vouchers for payments made by the company, except as herein otherwise provided. He shall sign with the President all bills of exchange and promissory notes of the company; he shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the company as the Board of Directors shall designate; he shall sign all papers required by law or by those By-Laws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the company to be kept by him for the purpose full and accurate accounts of all monies received and paid by him on account of the company. He shall at all reasonable times exhibit the books of account to any Directors of the company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors. The Treasurer shall, if required by the Board of Directors, give bond to the company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such surety as shall be approved by the Board of Directors, with expense of such bond to be borne by the company.

SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the company or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the company in such sum and with such security as it shall approve, as conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the company.

SECTION 6. The Secretary shall keep the Minutes of all meetings of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the company; he may sign with the President or Vice- President, in the name of the Company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate seal of the company; he shall affix the corporate seal to all certificates of stock duly issued by the company; he shall have charge of Stock Certificate Books, Transfer books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the company during business hours, and he shall, in general, perform all duties incident to the office of Secretary.

SECTION 7. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the company or by the Board of Directors.

SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority in behalf of the company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the company might have possessed and exercised if present. The Board of Directors by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the company for the purposes in this section mentioned.

                           ARTICLE IV
                          CAPITAL STOCK

SECTION 1. The capital stock of the company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro-rata al assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

SECTION 2. Ownership of stock in the company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the company and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the number of such shares and the date of issue shall be entered on the company's books.

No certificates shall be valid unless it is signed by the President or Vice-President and by the Secretary or Assistant Secretary.

All certificates surrendered to the company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3. No transfer of stock shall be valid as against the company except on surrender and cancellation of the certificate therefore, accompanied by an assignment or transfer by the owner therefore, made either in person or under assignment, a new certificate shall be issued therefore.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the company.

SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may, deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the company.


The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the company an affidavit. Whereupon, at the end of six months after the deposit of said affidavit and upon such person or persons giving Bond of Indemnity to the company with surety to be approved by the Board of Directors in double the current value of stock against any damage, loss or inconvenience to the company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such person or persons a new certificate, or a duplicate of the certificate, so lost or destroyed. The Board of Directors may, in its discretion refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in such matter, anything herein to the contrary notwithstanding.

ARTICLE V
OFFICES AND BOOKS

SECTION 1. The principal office of the corporation, in North Carolina shall be at 8914 Legacy Park Dr, Suite J, Charlotte, and the company may have a principal office in any other state or territory as the Board of Directors may designate.

SECTION 2. The Stock and Transfer Books and a copy of the By-Laws and Articles of Incorporation of the company shall be kept at its principal office in the County of Mecklenburg, state of North Carolina, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the company shall be kept at such places as may be prescribed by the Board of Directors.

ARTICLE VI
MISCELLANEOUS

SECTION 1. The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the company in excess of the amounts so reserved, and pay the same to the stockholders of the company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the company.
SECTION 2. No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the company for more than $10,000 dollars, shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

SECTION 3. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the company, and shall have the corporate seal thereto affixed.

SECTION 4. All monies of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the company.

SECTION 5. No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the company unless the same shall be signed by the President or a Vice- President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary, except that the Treasurer or an Assistant Treasurer may, without countersignature, make endorsements for deposit to the credit of the company in all its duly authorized depositories.

SECTION 6. No loan or advance of money shall be made by the company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7. No director nor executive officer of the company shall be entitled to any salary or compensation for any services performed for the company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all the Directors voting in favor thereof.

SECTION 8. The company may take, acquire, hold, mortgage, sell, or otherwise deal in stocks or bonds or securities of any other corporation, if and as often as the Board of Directors shall so elect.

SECTION 9. The Directors shall have power to authorize and cause to be executed, mortgages, and liens without limit as to amount upon the property and franchise of this corporation, and pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall have the authority to dispose in any manner of the whole property of this corporation.

SECTION 10. The company shall have a corporate seal, the design thereof being as follows:

ARTICLE VII
AMENDMENT OF BY-LAWS

SECTION 1. Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of fifty-one percent (51 %) of the issued and outstanding capital stock.





ARTICLE VIII

Indemnification

SECTION 1. INDEMNIFICATION. The Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.






EXHIBIT 3.3

Number                           Shares

Incorporated under the laws of the state of Delaware

URBAN MEDIA DEVELOPMENT CORPORATION

Authorized Capital Stock: 80,000,000 Shares Common Stock par value .0001 Authorized Capital Stock: 20,000,000 Shares Preferred Stock par value ..0001


This Certifies that______________________is the registered holder of ____________________shares of

Urban Media Development Corporation
Fully paid and Non-Assessable Common


Transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of the certificate properly endorsed. In Witness Whereof, the said Corporation has caused this Certificate to be
signed by the duly authorized officers this 	 day of		 A.D. 	.
        _________________________  ___________________________
		SECRETARY			        	 PRESIDENT

[SEAL]



(Reverse side of stock certificate)



The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM    --as tenants in common
TEN ENT    --as tenants by the entireties
JT TEN     --as joint tenants with right of survivorship and not as
tenants in common
UNIF GIFT MIN ACT____________Custodian _________(Minor) under Uniform Gifts to Minors Act _______________(State).

For value received, the undersigned hereby sells, assigns and transfers unto
_______________________________________________________________________
(please insert social security or other identifying number of assignee)

shares represented by the within certificate, and do hereby irrevocably constitute and appoint

Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.
Dated: 			, year of

In presence of:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.



















































EXHIBIT 3.4             Delaware and Virginia Certificates of Merger


STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION AND
FOREIGN CORPORATION


Pursuant to Title 8, Section 252(c) of Delaware General Corporation law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Urban Media Development Corporation, a Delaware corporation, and the name of the corporation being merged into this surviving corporation is Moneymail.com, Inc., a Virginia corporation.
SECOND: The agreement of merger has been approved, adopted, certified and executed and acknowledged by each of the constituent corporations.
THIRD: The name of the surviving corporation is, Urban Media Development Corporation, a Delaware corporation.
FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.
FIFTH: The authorized stock and par value of the non-Delaware company is 5,000 shares of common stock at no par value.
SIXTH: The merger is to become effective on July 24, 2002.
SEVENTH: The agreement of merger is on file at: 8914 Legacy Park Dr, Suite J, Charlotte, North Carolina 28269, the place of business of the surviving corporation.
EIGHT: The Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any shareholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 24th day of July, A.D., 2002.



By:	/s/ Alton Perkins
Authorized Officer
Name: Alton Perkins
Title: Chairman, President


Virginia Articles of Merger


ARTICLES OF MERGER OF
Monyemail.com, Inc. - Virginia
And
Urban Media Development Corporation - Delaware


The undersigned corporation hereby executes the following articles of merger and set forth:

FIRST: The name of the surviving corporation is Urban Media Development Corporation, a Delaware corporation, and the name of the corporation being merged into this surviving corporation is Monyemail.com, Inc., a Virginia corporation.
SECOND: The agreement of merger has been approved, adopted, certified and executed and acknowledged by each of the constituent corporations.
THIRD: The name of the surviving corporation is, Urban Media Development Corporation, a Delaware corporation.
FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.
FIFTH: The authorized stock and par value of the non-Delaware company is 5,000 shares of common stock at no par value.
SIXTH: The merger is to become effective on July 24, 2002.
SEVENTH: The agreement of merger is on file at: 8914 Legacy Park Dr, Suite J, Charlotte, North Carolina 28269, the place of business of the surviving corporation.
EIGHT: The Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any shareholder of the constituent corporations.

IN WITNESS WHEREOF, said Monyemail.com has caused this certificate to be signed by an authorized officer and is true as of, the 23rd day of July, A.D., 2002.



By:/s/ Alton Perkins
Authorized Officer
Name: Alton Perkins
Title: Chairman, President
































EXHIBIT 3.5               Corporate Resolutions Two Corporations

Corporate Resolution For
Monyemail.com, Inc.


I, Loretta E. Perkins, Secretary of Monyemail.com, Inc., a corporation organized and existing under the laws of the State of Virginia hereby certify, as such Secretary of the said corporation that the Agreement of Merger to which this certificate is attached, after having been first duly signed on behalf of said corporation by an authorized officer of Monyemail.com, Inc., a corporation of the State of Virginia, was duly submitted to the stockholders of said Corporation on July 22, 2002 at a special meeting of said stockholders called and held separately from the meeting of stockholders of any other corporation, upon waiver of notice, signed by all stockholders, for the purpose of considering and taking action upon said agreement of merger, that 4,000 shares of stock of said corporation were on said date issued and outstanding and that the holder of 4,000 shares voted by ballot in favor of said Agreement of Merger and the holders of 0 shares voted by ballot against the same, the said affirmative vote representing at least a majority of the total number of shares of the outstanding capital stock of said corporation, and that thereby the Agreement of Merger was at said meeting duly adopted as the act of the stockholders of said of Monyemail.com, Inc., and duly the adopted agreement of said corporation.

WITNESS my hand on behalf of said Monyemail.com, Inc. on this the 22nd day of July, 2002.

/s/	Loretta E. Perkins
Loretta E. Perkins
Secretary


Corporate Resolution For
Urban Media Development Corporation


I, Loretta E. Perkins, Secretary of Urban Media Development Corporation, a corporation organized and existing under the laws of the State of Delaware hereby certify, as such Secretary of the said corporation that the Agreement of Merger to which this certificate is attached, after having been first duly signed on behalf of said corporation by an authorized officer of Urban Media Development Corporation, a corporation of the State of Delaware, was duly submitted to the stockholders of said Corporation on July 24, 2002 at a special meeting of said stockholders called and held separately from the meeting of stockholders of any other corporation, upon waiver of notice, signed by all stockholders, for the purpose of considering and taking action upon said agreement of merger, that 5,700,000 shares of stock of said corporation were on said date issued and outstanding and that the holder of 5,700,000 shares voted by ballot in favor of said Agreement of Merger and the holders of 0 shares voted by ballot against the same, the said affirmative vote representing at least a majority of the total number of shares of the outstanding capital stock of said corporation, and that thereby the Agreement of Merger was at said meeting duly adopted as the act of the stockholders of said of Urban Media Development Corporation, and duly the adopted agreement of said corporation.

WITNESS my hand on behalf of said Urban Media Development Corporation on this the 24th day of July, 2002.

/s/ Loretta E. Perkins

Loretta E. Perkins
Secretary














Exhibit 3.6               Agreement and Plan of Merger


STATE OF DELAWARE
AGREEMENT OF MERGER
AGREMENT OF MERGER

URBAN MEDIA DEVELOPMENT CORPORATION
( A Delaware Domestic Corporation)
AND
Monyemail.com, INC.
(A Foreign Corporation)
(State of Virginia)

This plan and agreement enter into on the 24th day of July, 2002 by and between Urban Media Development Corporation, a Delaware Corporation, and Monyemail.com, Inc., a Virginia Corporation.

WITNESSETH:

WHEREAS, the Delaware Corporation is a Corporation organized and existing under the laws of the State of Delaware, its Certificate of Incorporation having been filed in the Office of the Secretary of State of Delaware on July 23, 2002; and

WHEREAS, the Monyemail.com, Inc., is a Corporation organized and existing under the laws of the State of Virginia.; and

WHEREAS, the aggregate number of shares which Monyemail.com, Inc. is authorized to issue is 5,000.

WHEREAS, the Board of Directors of each of the constituent corporations deems it advisable that Monyemail.com, Inc. be merged into the Delaware Corporation on the terms and conditions hereinafter set forth, in accordance with the applicable provisions of the status of the States of Delaware and Virginia respectively, which permits such merger;


NOW,THEREFORE, in consideration of the premises and agreements, covenants and provisions hereinafter contained, the Delaware Corporation and the Virginia Corporation, by their respective Board of Directors, have agreed and do hereby agree, each with the other as follows:

ARTICLE I

The Virginia Corporation and the Delaware Corporation shall be merged into a single corporation, in accordance with the applicable provisions of the laws of the State of Virginia and the State of Delaware, by the Virginia Corporation merging into the Delaware Corporation, which shall be the surviving Corporation.

ARTICLE II

Upon the merger becoming effective as provided in the applicable laws of the State of Virginia and the State of Delaware (the time when the merger shall so become effective being sometimes herein referred to as the 'EFFECTIVE DATE OF THE MERGER'):
	The two Constituent Corporations shall be a single corporation, which shall be the Delaware Corporation as the Surviving Corporation, and the separate existence of Monyemail.com, Inc., a Virginia Corporation shall cease except as provided for by the laws of the State of Virginia in the case of a corporation after it has merged into another corporation.

ARTICLE III

The Certificate of Incorporation of the Delaware Corporation shall not be amended in any respect by reasons of this Agreement of Merger.

ARTICLE IV

The manner of converting the outstanding shares of each of the Constituent Corporations shall be as follows:

For each share of the Virginia Corporation outstanding 1,425 shares of Urban Media Development Corporation, the surviving corporation will be issued.

	INWITNESS WHEREOF, the Delaware Corporation and the Virginia Corporation, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors have caused this Plan and Agreement of Merger to be executed by an authorized officer of each party hereto.

Urban Media Development Corporation, a Delaware Corporation,


By:	/s/	Alton Perkins
Authorized Officer

Name: Alton Perkins
Title: Chairman, President

Monyemail.com, Inc., a Virginia Corporation,


By:	/s/	Loretta E. Perkins
Authorized Officer
Name: Loretta E. Perkins
Title: Director, Vice President















Exhibit 3.7

CERTIFICATE OF CORRECTION
OF
CERTIFICATE OF MERGER
OF
URBAN MEDIA DEVELOPMENT CORPORATION A DOMESTIC CORPORATION
AND
MONEYMAIL.COM, INC. A FOREIGN CORPORATION


URBAN MEDIA DEVELOPMENT CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.	The name of the corporation is: URBAN MEDIA DEVELOPMENT CORPORATION.

2. 	That a certificate of Merger was filed by the Secretary of State of
Delaware on 7/23/02 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaauracy or defect of said Certificate to be corrected is as follows:

	The name of the Virginia corporation merging into the Delaware corporation was spelled Moneymail.com, Inc. and it should be corrected to read Monyemail.com, Inc.

4.	Article First of the Certificate is corrected to read as follows:


FIRST: The name of the surviving corporation is Urban Media Development Corporation, a Delaware corporation, and the name of the corporation being merged into this surviving corporation is Monyemail.com, Inc., a Virginia corporation.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 29th day of July, A.D., 2002.






By:/s/ Alton Perkins
Authorized Officer
Name: Alton Perkins
Title: Chairman, President








Exhibit 3.8

CONTRACT FOR PURCHASE OF ASSETS AND ACCOUNTS PAYABLE

         This Contract for Purchase of Assets, and Accounts Payable
(the 'Contract'), dated as of the 26th day of July 2002, by and between Strategic Interaction Media, Inc. a Virginia Corporation ('Seller'), and Urban Media Development Corporation, a Delaware Corporation ('Buyer').

RECITALS:

         WHEREAS, Seller owns and operates an Internet website called Blackstocks.com, hereinafter called 'website', located at http://www.blackstocks.com, and in connection therewith owns (Assets, and Accounts Payable) associated with the website as follows:

         1. Existing website as of 31 July, 2002;

         2. Email list as of 31 July 2002;

         3. Mailing list as of 31 July, 2002;

         4. All priority programs, software and content as of 31 July 2002;

         5. Domain name and rights thereto as of 31 July 2002;

         6. Accounts Receivable as of 31 July 2002;

         7. Property, and equipment as of 31 July, 2002; and

         8. Accounts Payable as of 31 July 2002


         WHEREAS, Buyer desires to purchase the Assets and Accounts Payable from the Seller, and the Seller desires to sell the Assets and Accounts Payable to Buyer on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, the parties agree as follows:

         1. ASSETS AND ACCOUNTS PAYABLE SOLD. Subject to the terms and conditions herein, Seller shall at Closing convey, assign sell, transfer and confirm to Buyer the Assets and Accounts Payable as follows:

A. Buyer shall receive all assets and accounts Payable as set out in Recitals 1- 8 above;

B.     Buyer shall begin website operations effective 1 August 2002; and

C. Buyer shall receive all marketing contacts, and proprietary programs, software, domain names assigned to the website; and



         2. PURCHASE PRICE. In consideration of the sale described in paragraph 1 of those items set out in the Recitals, and subject to the terms and conditions herein, the purchase price for the Assets and Accounts Payable shall be 1,000,000 million shares of Urban Development Corporation's shares of common stock. Shares shall be issued on July 27, 2002.

         3. CLOSING.

           A. The consummation of the transactions contemplated hereby
	(the 'Closing') shall occur after Buyer has satisfactorily determined to its sole satisfaction that the database containing the subscription customers is as represented. The Closing shall take place at the Offices of Buyer during normal business hours, as reasonably agreed to by Seller and Buyer as of the 27th day of July 2002.

           B. At the Closing:

		(1) Seller shall deliver to Buyer a listing of all Assets and Accounts Payable purchased;

              	(2)      Seller shall assign all of its rights,
                       	 title and interest in, to and under any
                       	 existing Accounts Receivable; and

              	(3)      Seller shall execute and deliver all
                         documents necessary or appropriate to
                         assign its interest in each of the domain names.

           C. In addition to the other conditions set forth herein, Buyer's obligations hereunder are subject to Seller's delivery of all Exhibits, attached hereto.

         4. SELLER'S REPRESENTATIONS. Seller hereby represents and warrants to Buyer as follows:

           A. Seller, as it relates to these Assets, has been operating in all material respects in accordance with all applicable laws, ordinances, rules and regulations, and the premises comply in all material respects with all applicable laws, ordinances, rules and regulations.

           B. There is no litigation or proceedings, administrative, civil or otherwise, pending, or to Seller's knowledge threatened, relating to the Assets, preventing or challenging the execution, delivery or performance of this Agreement, or which would materially affect the Assets.

           C. The Assets and Accounts Payable are free and clear of all liens, encumbrances, claims and interests, and Seller has the absolute and unrestricted right to sell and assign the Assets to Buyer, and the Assets are hereby conveyed to Buyer free and clear of all liens, encumbrances, claims, and interest.

           D. Seller guarantees that no tax audits, liens, levies or assessments are pending or threatened, to the knowledge of the Seller, with respect to the Assets.

           E. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Virginia.

           F. The execution, performance and delivery of this Agreement has been authorized by all requisite action on the part of the Seller, and this Agreement represents the valid and binding agreement of Seller, enforceable in accordance with its terms.

         5. RISK OF LOSS. Seller shall bear the risk of loss or damage to Assets prior to delivery of the Assets to Buyer hereunder.

         6. INDEMNITY. The Seller represents to the Buyer that he has paid in full for all fixtures, stock of goods, equipment and other property covered by this Agreement, and that there are no liens or encumbrances of any kind on any of such property, and warrants that he can convey a free and clear title to all thereof. In consideration thereof, the Seller shall indemnify and save harmless the Buyer against all claims made by any person, firm or corporation claiming to have a lien or encumbrance on any of the property covered by this Agreement, or Buyer shall have the right to rescind this Agreement, at it soleoption.

         7. TERMINATION. Should Seller default because Assets are not as they were represented to be, or Seller fails to transfer good title to the Assets, then Buyer can terminate the Contract at its sole discretion, and Seller will return all of the Purchase Price paid to date. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Contract, the successful party shall be awarded reasonable attorney's fees, expenses and costs at all trial and appellate levels. The venue for any claims arising under this Agreement shall be the Circuit Court in Mecklenburg County, North Carolina.

         8. NON-COMPETE. As a specific term and condition of this Agreement, and as an incentive for Buyer to purchase the Assets of Seller, Seller specifically agrees that it will not solicit any customers from Blackstocks.com to engage in similar activities as Blackstocks.com.

         9.      MISCELLANEOUS.

         A. This Agreement may be executed in counterparts, which taken together shall constitute one (1) instrument, notwithstanding the fact that all signatures do not appear on the same copy;

         B. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina;

         C. This Agreement shall be binding on and enure to the benefit of the parties hereto, and their respective successors, assigns and heirs;
         D. Captions are included for convenient reference only, and shall not affect the interpretation of any provision hereof;

         E. Any waiver or amendment must be in writing and signed by all parties.

STRATEGIC INTERACTION MEDIA, INC.          Urban Media Development Corporation



By:  	          /s/					/s/
        Loretta E. Perkins                            Alton Perkins

EXHIBIT 3.9

To:      Board of Directors
         Monyemail.com, Inc.

Dear Board,

         Please accept my resignation as an incorporator, officer and director of Monyemail.com, Inc. effective immediately.

Sincerely,


/s/  Ahmara Perkins
------------------------------
     Ahmara Perkins
Dated:  July 27, 2002














EXHIBIT 3.10


                     CONSENT OF CERTIFIED PUBLIC ACCOUNTANT


I hereby consent to the use in the Form 10-SB Registration Statement, of Urban Media Development Corporation, my report for the period from July 23, 2002 (inception) to July 31, 2002, dated August 27, 2002 relating to the financial statements of Urban Media Development Corporation which appear in such Form 10-SB.

/s/
-----------------------

Grassano Accounting, P.A.
Boca Raton, Florida

Date August 27, 2002